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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

04014331

SEC MAIL PROCESSING SECTION RECEIVED NOV 26 2004 WASH, D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 30700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2003 (MM/DD/YY) AND ENDING 9/30/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT PLACEMENT GROUP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7724 Girard Avenue, Second Floor
(No. and Street)

La Jolla (City) California (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Angelica Ayala Muller (858) 459-2344
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 (Address) Beverly Hills (City), California (State) 90210 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Guss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Placement Group, as of September 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

MARIA LUISA BOYD
Commission # 1300744
Notary Public - California
San Diego County
My Comm. Expires Apr 13, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLACEMENT GROUP

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Roseland • Beverly Hills • San Francisco • Walnut Creek • Dallas • Denver • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Investment Placement Group

We have audited the accompanying statement of financial condition of Investment Placement Group as of September 30, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Investment Placement Group as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
November 8, 2004

INVESTMENT PLACEMENT GROUP

STATEMENT OF FINANCIAL CONDITION

September 30, 2004

ASSETS

Cash and cash equivalents	$	228,161
Deposits at clearing broker		102,617
Receivables from clearing broker		212,003
Interest receivable		43,112
Securities owned, at fair value		1,058,038
Prepaid expenses		112,460
Notes receivable from stockholders		111,909
Property and equipment, net		451,358
Income tax refund receivable		19,375
Deferred income taxes, net		5,647
	$	2,344,680

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	823,951
Due to clearing broker		91,688
Payable to stockholder		115,000
Unearned management fees		29,335
Total liabilities		1,059,974
Commitments and contingencies		
Stockholders' equity		
Common stock, no par value, 1,000,000 shares authorized, 111,000 shares issued and outstanding		401,892
Retained earnings		882,814
Total stockholders' equity		1,284,706
	$	2,344,680

See accompanying notes to financial statement.

1. Organization and summary of significant accounting policies

Nature of Operations

Investment Placement Group (the Company), a California corporation, provides broker-dealer services primarily to foreign investors. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company clears its securities transactions on a fully disclosed basis with a clearing broker and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

Valuation of Investments in Securities Owned

The Company values investments in securities owned that are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Other securities traded in the over-the-counter markets are valued at fair value using their last reported "bid" price if held long, and last reported "asked" price if sold short.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. The Company recognizes markup and commission revenues and related expenses on the trade date of investment transactions.

Translation of Foreign Currency

Purchases and sales of investments, and income and expenses that are denominated in foreign currencies are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in net gain (loss) on investments in the statement of operations.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are provided for using the straight-line method over the estimated useful lives of the assets which range from five to ten years.

Income Taxes

Income taxes are accounted for under Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

1. Organization and summary of significant accounting policies (continued)

Account Supervision and Administrative Fees

Such fees represent administrative fees the Company charges its clients as compensation for its role as a full-service broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Deposits at clearing broker

Deposits at clearing broker at September 30, 2004 consisted of cash totaling $102,617.

3. Due from/to clearing broker

Amounts due from broker may be restricted to the extent that they serve as deposits for securities sold short. Amounts due to broker represent margin borrowings that are collateralized by certain marketable securities.

In the normal course of business, substantially all of the Company's securities transactions, money balances and security positions are transacted with a broker. The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

4. Related party transactions

The notes receivable from stockholders are unsecured. Such notes bear interest at varying rates and are due at various dates.

At September 30, 2004, interest receivable includes amounts due from stockholders of $20,000 which is payable upon demand.

5. **Securities owned,** at fair value

Securities owned consist of the following at September 30, 2004:

US Government bonds	$ 60,303
Corporate Bonds:	
US	265,529
Mexico	421,908
Brazil	93,663
Bermuda	135,906
US Corporate equities	80,729
Total (cost $1,090,279)	$ 1,058,038

6. Property and equipment

Property consisted of the following at September 30, 2004:

Leasehold improvements	$ 370,667
Furniture and fixtures	306,594
Office equipment	203,682
Automobiles	111,212
	992,155
Accumulated depreciation and amortization	(540,797)
	$ 451,358

7. Income taxes

The tax effects of significant items comprising the Company's net deferred tax asset , including a valuation allowance, are as follows at September 30, 2004:

Deferred tax asset:	
Charitable contribution	$ 11,417
Depreciation	3,765
Net operating loss	13,677
Total deferred tax asset	28,859
Less valuation allowance	(18,255)
	10,604
Deferred tax liability:	
Net unrealized gain on trading securities	4,837
State tax	120
	4,957
Net deferred tax asset	$ 5,647

7. Income taxes (continued)

The current and deferred portions of the income tax expense included in the statement of operations as determined in accordance with SFAS no. 109 are as follows for the year ended September 30, 2004:

Current:	
Federal	$ -
State	800
Subtotal	800
Deferred:	
Federal	20,146
State	7,994
Subtotal	28,140
Total	$ 28,940

8. Profit sharing plan

The Company has a contributory profit sharing plan (the Plan) under which it makes contributions to a trust for the benefit of substantially all employees. Company contributions vest 100% after three or more years of service. Benefits are paid from the trust, in accordance with the terms of the Plan, upon retirement, disability or death. Company contributions to the plan are determined by the board of directors and shall not exceed the maximum amount allowed by the Internal Revenue Code. The Plan may be discontinued by the Company at any time. Company contributions to the plan were $60,000 for the year ended September 30, 2004.

9. Off-balance-sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, that the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements.

10. Commitments and contingencies

Leases

The Company leases its office space and certain equipment under operating leases that expire through March 2011. The Company's office space is leased from an affiliate. Rent expense for the year ended September 30, 2004 was $258,717.

Future minimum lease payments under non-cancelable operating leases, which primarily relate to office space leased from an affiliate, are as follows at September 30, 2004:

Year ending September 30:	
2005	$ 211,215
2006	211,215
2007	211,215
2008	211,215
2009	211,215
Thereafter	950,467
Total	$ 2,006,542

Legal Matters

Various legal actions are pending against the Company, that relate to the Company's underwriting and advisory activities. Certain of the legal actions could involve significant amounts. In the opinion of management, after consultation with outside legal counsel, the resolution of the various lawsuits is not expected to result in a material effect on the Company's financial position.

11. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company had net capital of $462,794 which was $362,794 in excess of its required minimum net capital of $100,000. The Company's net capital ratio was 2.09 to 1.